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                             May 16, 2023

       Michelle Gilson
       Chief Financial Officer
       Arcellx, Inc.
       25 West Watkins Mill Road, Suite A
       Gaithersburg, MD 20878

                                                        Re: Arcellx, Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2022
                                                            Filed March 29,
2023
                                                            File No. 001-41259

       Dear Michelle Gilson:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the fiscal year ended December 31, 2022

       Item 1.A Risk Factors
       We identified a material weakness in our internal control over financial reporting ...., page 54

   1. Your risk factor states, "The material weakness that we identified will not be considered remediated until
management designs and implements effective controls that operate for a sufficient period of
time and management has concluded through testing that these controls are effective.
We cannot provide any assurances that the measures that we are planning to take will
be sufficient to remediate our existing material weakness or prevent future material
weaknesses from occurring. We also cannot assure you that we have identified all of our
existing material weaknesses. The material weakness and ineffective internal financial and
accounting controls and procedures we identified could adversely impact our ability to
report our financial results on a timely and accurate basis and could cause investors to lose
confidence in our reported financial information, which could have a negative effect on
the trading price of our stock." This disclosure appears to
 Michelle Gilson
Arcellx, Inc.
May 16, 2023
Page 2
         contradict the disclosure elsewhere in the document that the material weakness has been remediated as of December 31, 2022. Please provide us with your revised disclosure for future filings to address this apparent inconsistency.
Managements Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Research and Development Expenses, page 122

2. Please revise your future filings to break out the 'other research and development costs'
         line item in the table for expenses related to ACLX-001 and ACLX-002 separately. If you do not track this information, please disclose this fact. In addition, you list multiple factors for the increase in internal costs. Please quantify the impact of each significant factor that led to the increase or further break out the internal costs line item in the table by nature.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Jenn Do at (202) 551-3743 or Vanessa Robertson at (202)
551-
3649 with any questions.



FirstName LastNameMichelle Gilson                                Sincerely,
Comapany NameArcellx, Inc.
                                                                 Division of
Corporation Finance
May 16, 2023 Page 2                                              Office of Life
Sciences
FirstName LastName